Mail Stop 4561

April 23, 2007

VIA USMAIL and FAX (260) 833-4411

Mr. Michael Pacult
Chief Executive Officer
Providence Select Fund, Limited Partnership
505 Brookfield Drive
Dover, Delaware 19901

>   **Re: Providence Select Fund, Limited Partnership**
>   **Form 10-K for the year ended 12/31/2006**
>   **Filed on 4/2/2007**
>   **File No. 333-108629**

Dear Mr. Michael Pacult:

We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm, page F-2

1.   We noted that your accountants did not opine on the consolidated statement of operations, changes in net assets, and cash flows for period from inception (May 16, 2003) to December 31, 2006.   Please confirm us that you received a manually signed audit opinion from the independent registered public accounting firm that opines on the referenced financial statements.

2.   We note you have not included your audit opinion for the financial statements for the year ended December 31, 2005.   Tell us how you considered the guidance in Item 310.2 of Regulation S-B.

Certifications

3.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me at (202) 551- 3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant